

September 16, 2011

Todd E. Molz
General Counsel and Managing Director
Oaktree Capital Group, LLC
333 South Grand Avenue, 28th Floor
Los Angeles, CA 90071

> **Re: Oaktree Capital Group, LLC**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 2, 2011**
> **File No. 333-174993**

Dear Mr. Molz:

We have reviewed your registration statement and have the following comments.

Summary Historical Financial Data, page 14

1. You present several non-GAAP segment measures under the caption "Segment Income Data." Please separately present your non-GAAP segment measures and provide appropriate footnote references to your discussion and reconciliation of these measures.

2. Please delete your presentation of Economic Net Income. We believe the presentation of this measure is not appropriate for several reasons, including, but not limited to the following:

   - Management has chosen "method 1" to prepare your financial statements and your auditors opined on your financial statements, including the use of "method 1." Therefore, we do not believe it is appropriate to present a measure that presents a change from this preferable method.
   - We note that you are presenting this measure to provide Class A unitholders with a measure that shows the financial performance of your segment by applying the same "method 2" approach to accounting for incentive income followed by certain other asset managers. However, because the underlying financial statements of other asset managers most likely have other accounting policies that differ from the company, we do not believe it is appropriate to adjust for this accounting policy only.

Risk Factors, page 18
If we fail to maintain effective internal controls over our financial reporting . . . . , page 45

3. We note your disclosure regarding your significant deficiency. In this risk factor, please disclose when the significant deficiency was discovered and when you anticipate full remediation.

Organizational Structure, page 61

4. We note your revised disclosures provided in response to comment seven in our letter dated August 16, 2011. Please clarify, if true, that the OCGH unitholders are not entitled to request an equivalent amount of cash based on then-prevailing market prices. Please also revise the disclosures in Note 10. Equity-Based Compensation on page F-37 and Note 9. Equity-Based Compensation on page F-72 to disclose the revised exchange mechanism you discussed on page 10 of the filing.

Our Manager, page 64

5. We partially reissue comment eight in our letter dated August 16, 2011. Please clarify why you will cause Oaktree Operating Group to issue new Oaktree Operating Group units to you if you issue Class A units outside the OCGH unit for Class A unit exchange you describe in the first paragraph on page 65. Specifically, please explain why it is necessary to "maintain the parity between the outstanding Class A units and Class B units and the number of outstanding Oaktree Operating Group units." In this regard, we note your disclosure on page 193 regarding the exchange process for OCGH units for Class A units and that OCGH will redeem its units from the Intermediate Holding Companies in exchange for Oaktree Operating Group units.

Selected Financial Data, page 73

6. You present incentives created (fund level) and accrued incentives (fund level) without deduction for direct compensation expense that is owed to your investment professionals associated with the particular fund when you earn the incentive income. Please balance this disclosure with the presentation of these amounts net of such expenses.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 76
Accrued Incentives (Fund Level), page 85

7. Expand your disclosures to provide a tabular presentation of the direct compensation that is owed to your investment professionals associated with the fund when you earn the incentive income. Alternatively, present a tabular presentation of your accrued incentives (fund level) net of incentive income compensation.

Consolidated Results of Operations, page 91

8. For each period presented, expand your disclosures to discuss net (income) loss attributable to non-controlling redeemable interests in consolidated funds and to provide the computations of such amounts to provide investors with a better understanding of the underlying reasons for changes in these line items from period to period. In this regard, we note that net (income) loss attributable to non-controlling redeemable interests in consolidated funds for the years ended December 31, 2008, 2009 and 2010 was 90%, 102% and 104% of net income (loss) for the respective periods and net (income) loss attributable to non-controlling redeemable interests in consolidated funds for the six months ended June 30, 2011 was 112% of net income for the period.

9. We note your expanded disclosures provided in Note 9. Unitholders' Capital in response to comment 31 in our letter dated August 16, 2011. Please further explain how you calculated the Oaktree Operating Group net loss and disclose the economic interest in the Oaktree Operating Group owned by OCGH as of each period represented that was used in the allocation.

Summary Historical Financial Information, page 14
Liquidity and Capital Resources, page 121
Distributable Earnings, page 123

10. You indicate that distributable earnings is a non-GAAP segment measure of your segment's liquidity. We have the following comments regarding this measure.

- Your reconciliation of distributable earnings to net loss attributable to Oaktree Capital Group LLC appears inconsistent with the requirement in Item 10(e)(1)(i) of Regulation S-K to reconcile non-GAAP measures to their most comparable GAAP financial measure. In this regard, net loss attributable to Oaktree Capital Group LLC is a GAAP performance measure. Please advise or revise accordingly.

- If you continue to present distributable earnings as a liquidity measure, we remind you, as indicated in the Division of Corporation Finance's Compliance and Disclosure Interpretations, *Non-GAAP Financial Measures*, Question 102.06, that you should disclose the three major categories from the statements of cash flows when a non-GAAP liquidity measure is presented.

- You indicate that, in part, you use distributable earnings to determine equity distributions from the Oaktree Operating Group. However, we note in your risk factor information on page 48 that the declaration, payment and determination of the amount of your quarterly distribution, if any, will be at the sole discretion of your board of directors. Please revise your disclosures surrounding your presentation of distributable earnings throughout your filing to include this cautionary information.

- Your distributable earnings were $381.0 million, $406.4 million and $628.0 million for the years ended December 31, 2008, 2009 and 2010 while actual distributions were only $30.4 million, $14.8 million and $49.2 million for the respective periods. Please balance any discussion of distributable earnings with your actual distributions and discuss why actual distributions were significantly less than distributable earnings.

- We note under the Cash Distribution Policy section on page 71 that you intend to distribute substantially all your excess cash flow, as determined by your board of directors after taking into account factors it deems relevant, such as, but not limited to, working capital levels, known or anticipated cash needs, business and investment opportunities, general economic and business conditions, your obligations under your debt instruments or other agreements, your compliance with applicable laws, the level and character of taxable income that flow through to your Class A unitholders, the availability and terms of outside financing, the possible repurchase of your Class A units in open market transactions, providing for future distributions to your Class A unitholders and growing your capital bases. Based on this disclosure, it appears that your excess cash flow, as determined by your directors, is your basis for determining equity distributions rather than distributable earnings. Please address this apparent inconsistency.

- As indicated in your risk factor disclosures on page 48 and your cash distribution policy on page 71, it appears that distributable earnings may merely be a starting point for your board of directors' determination of actual distributions. If this is the case, tell us what consideration you have given to presenting this measure solely within your discussion of your cash distribution policy on page 71 and indicating how this measure is calculated rather than attempting to reconcile it to the most directly comparable GAAP measure.

Executive Compensation, page 178
Compensation Discussion and Analysis, page 178

11. We note your revised disclosure in response to comments 17 and 18 in our letter dated August 16, 2011. Please discuss how you determined the amount of compensation to be awarded to each named executive officer, including Mr. Frank. For compensation elements where the amount awarded depends on a right to receive a portion of incentive income, management fees, or annual profits, please disclose the percentage amount for each NEO in 2010 and how you determined the applicable percentage amount.

Benefits Payable Upon Termination of Employment Due to Death or Disability, page 191

12. We note your revised disclosure in response to comment 19 in our letter dated August 16, 2011. We further note that you did not assign values to the rights of participating NEOs to continue to participate in distributions of incentive income as it is not possible to quantify the right to receive a future stream of payments that are variable in nature.

Please note that Instruction No. 1 to Item 402(j) of Regulation S-K requires you to provide quantitative disclosure for these rights to incentive income, applying the assumptions that the resignation or other event took place on the last business day of your last completed fiscal year. In the event that uncertainties exist as to the amounts involved, you are required to make a reasonable estimate (or a reasonable estimated range of amounts) applicable to the payment and disclose material assumptions underlying such estimates or estimated ranges in its disclosure. Please revise your disclosure accordingly.

Material U.S. Federal Tax Considerations, page 224

13. We note the disclosure on page 234 that "[i]t is expected that Oaktree Holdings, Ltd. will be a [Controlled Foreign Corporation] . . . ." It is unclear whether this statement describes the company's expectation, counsel's assumption, or counsel's opinion. Please revise the disclosure accordingly. Additionally, since counsel is required to provide a firm conclusion regarding each material federal income tax consequence to investors, please arrange for counsel to avoid the word "generally" when opining on material tax consequences.

Financial Statements, Page F-1
2. Summary of Significant Accounting Policies, page F-9
Incentive income compensation expense, page F-14

14. We note your revised disclosures provided in response to comment 28 in our letter dated August 16, 2011. As previously requested, please revise your disclosures to clarify when the employee receives the incentive income compensation.

10. Equity-Based Compensation, page F-37

15. Your disclosure indicates that the marketability discount also reflects differences between the distribution rates applicable to the Class A units and the higher distributions related to the OCGH units, resulting in a reduction of the discount that would otherwise be determined from comparable company restricted stock studies. Please separately disclose the premium assigned to the OCGH units related to their greater distributions. Also, as previously requested, disclose the specific factors that impacted the discount rate used for each period presented. That is, why did the discount rates increase from 10% in 2008 to 25% in 2009 and to 30% for 2010 and how did you determine those rates were appropriate? You may provide this information herein or in your critical accounting policy disclosures.

You may contact Tracey Houser at (202) 551-3736 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Thomas A. Wuchenich
        Simpson Thacher & Bartlett LLP
        1999 Avenue of the Stars, 29th Floor
        Los Angeles, CA 90067